Exhibit 99.1

PRELIMINARY NOTE

The unaudited Condensed Consolidated Financial Statements for the six month period ended June 30, 2024 included herein, have been prepared in accordance with accounting principles accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted. The condensed consolidated financial statements are presented in United States Dollars (“USD”). All references in this interim report to “$,” and “US dollars” mean US dollars and all references to “£” and “GBP” mean British Pounds Sterling, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that involve significant risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things, the items identified in the section entitled “Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 (“2023 20-F”), as filed with the SEC on March 15, 2024.

Genius Sports Limited

Condensed Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	(Unaudited)
	June 30	December 31
	2024	2023
ASSETS
Current assets:
Cash and cash equivalents	$67,718	$100,331
Restricted cash, current	25,299	—
Accounts receivable, net	63,167	71,088
Contract assets	26,407	38,802
Prepaid expenses	24,793	27,231
Other current assets	15,149	7,329

Total current assets	222,533	244,781

Property and equipment, net	13,731	11,552
Intangible assets, net	114,483	129,670
Operating lease right of use assets	6,901	7,011
Goodwill	326,011	326,011
Investments	28,886	26,399
Restricted cash, non-current	—	25,462
Other assets	3,443	4,838

Total assets	$715,988	$775,724

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$39,462	$57,379
Accrued expenses	51,463	56,331
Deferred revenue	39,200	44,345
Current debt	22	7,573
Operating lease liabilities, current	3,282	3,610
Other current liabilities	11,092	13,676

Total current liabilities	144,521	182,914

Long-term debt – less current portion	9	19
Deferred tax liability	15,320	15,335
Operating lease liabilities, non-current	3,752	3,501
Other liabilities	—	936

Total liabilities	163,602	202,705

Commitments and contingencies (Note 16)
Shareholders’ equity
Common stock, $0.01 par value, unlimited shares authorized, 215,100,812 shares issued and 210,994,864 shares outstanding at June 30, 2024; unlimited shares authorized, 213,224,868 shares issued and 209,118,920 shares outstanding at December 31, 2023	2,151	2,132
B Shares, $0.0001 par value, 22,500,000 shares authorized, 18,500,000 shares issued and outstanding at June 30, 2024 and December 31, 2023	2	2
Additional paid-in capital	1,669,875	1,646,082
Treasury stock, at cost, 4,105,948 shares at June 30, 2024 and December 31, 2023	(17,653)	(17,653)
Accumulated deficit	(1,071,820)	(1,024,487)
Accumulated other comprehensive loss	(30,169)	(33,057)

Total shareholders’ equity	552,386	573,019

Total liabilities and shareholders’ equity	$715,988	$775,724

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Operations

(Unaudited)

(Amounts in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Revenue	$95,447	$86,847	$215,165	$184,076
Cost of revenue	67,079	62,173	173,990	149,870

Gross profit	28,368	24,674	41,175	34,206

Operating expenses:
Sales and marketing	9,661	6,589	18,076	13,980
Research and development	7,214	5,812	13,835	12,081
General and administrative	30,867	19,618	52,452	37,692
Transaction expenses	1,628	496	2,092	1,324

Total operating expense	49,370	32,515	86,455	65,077

Loss from operations	(21,002)	(7,841)	(45,280)	(30,871)

Interest income (expense), net	348	(202)	1,014	216
Loss on disposal of assets	(12)	(11)	(19)	(22)
Loss on fair value remeasurement of contingent consideration	—	(376)	—	(2,809)
Change in fair value of derivative warrant liabilities	—	—	—	(534)
(Loss) gain on foreign currency	(2,822)	1,496	(3,909)	2,297

Total other (expense) income	(2,486)	907	(2,914)	(852)

Loss before income taxes	(23,488)	(6,934)	(48,194)	(31,723)

Income tax benefit (expense)	1,314	(3,952)	214	(4,600)
Gain from equity method investment	382	588	647	857

Net loss	$(21,792)	$(10,298)	$(47,333)	$(35,466)

Loss per share attributable to common stockholders:
Basic and diluted	$(0.09)	$(0.05)	$(0.21)	$(0.16)
Weighted average common stock outstanding:
Basic and diluted	229,464,001	227,005,216	229,395,387	224,370,949

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

(Amounts in thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
Net loss	$(21,792)	$(10,298)	$(47,333)	$(35,466)
Other comprehensive income:
Foreign currency translation adjustments	6,544	12,331	2,888	21,299

Comprehensive (loss) income	$(15,248)	$2,033	$(44,445)	$(14,167)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(Amounts in thousands, except share data)

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2024	213,224,868	$2,132	18,500,000	$2	$1,646,082	(4,105,948)	$(17,653)	$(1,024,487)	$(33,057)	$573,019
Net loss	—	—	—	—	—	—	—	(25,541)	—	(25,541)
Stock-based compensation	—	—	—	—	6,712	—	—	—	—	6,712
Vesting of shares	1,797,493	18	—	—	(18)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	(3,656)	(3,656)

Balance at March 31, 2024	215,022,361	$2,150	18,500,000	$2	$1,652,776	(4,105,948)	$(17,653)	$(1,050,028)	$(36,713)	$550,534

Net loss	—	—	—	—	—	—	—	(21,792)	—	(21,792)
Stock-based compensation	—	—	—	—	17,100	—	—	—	—	17,100
Vesting of shares	78,451	1	—	—	(1)	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	6,544	6,544

Balance at June 30, 2024	215,100,812	$2,151	18,500,000	$2	$1,669,875	(4,105,948)	$(17,653)	$(1,071,820)	$(30,169)	$552,386

	Common Stock	Amounts	B Shares	Amounts	Additional Paid in Capital	Treasury Stock	Amounts	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity
Balance at January 1, 2023	201,853,695	$2,019	18,500,000	$2	$1,568,917	—	$—	$(938,953)	$(55,169)	$576,816
Net loss	—	—	—	—	—	—	—	(25,168)	—	(25,168)
Stock-based compensation	—	—	—	—	10,543	—	—	—	—	10,543
Vesting of shares	953,117	10	—	—	(10)	—	—	—	—	—
Issuance of common stock in connection with business combinations	1,677,920	17	—	—	8,423	—	—	—	—	8,440
Issuance (acquisition) of common shares in connection with warrant redemptions	7,668,280	76	—	—	31,877	(4,105,948)	(17,653)	—	—	14,300
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	8,968	8,968

Balance at March 31, 2023	212,153,012	$2,122	18,500,000	$2	$1,619,750	(4,105,948)	$(17,653)	$(964,121)	$(46,201)	$593,899

Net loss	—	—	—	—	—	—	—	(10,298)	—	(10,298)
Stock-based compensation	—	—	—	—	3,614	—	—	—	—	3,614
Vesting of shares	187,313	1	—	—	(1)	—	—	—	—	—
Issuance of common stock in connection with business combinations	385,777	4	—	—	1,713	—	—	—	—	1,717
Foreign currency translation adjustment	—	—	—	—	—	—	—	—	12,331	12,331

Balance at June 30, 2023	212,726,102	$2,127	18,500,000	$2	$1,625,076	(4,105,948)	$(17,653)	$(974,419)	$(33,870)	$601,263

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Condensed Consolidated Statements of Cash Flows

(Unaudited)

(Amounts in thousands)

	Six Months Ended June 30,
	2024	2023
Cash Flows from operating activities:
Net loss	$(47,333)	$(35,466)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	41,877	35,032
Loss on disposal of assets	19	22
Loss on fair value remeasurement of contingent consideration	—	2,809
Stock-based compensation	23,938	14,185
Change in fair value of derivative warrant liabilities	—	534
Non-cash interest expense, net	—	170
Non-cash lease expense	1,889	1,955
Amortization of contract cost	599	473
Deferred income taxes	—	47
Allowance for expected credit losses	(411)	250
Gain from equity method investment	(647)	(857)
Loss (gain) on foreign currency remeasurement	3,889	(2,228)
Changes in operating assets and liabilities
Accounts receivable	2,159	(24,746)
Contract asset	12,395	3,125
Prepaid expenses	2,438	(3,070)
Other current assets	(6,318)	911
Other assets	(755)	488
Accounts payable	(17,917)	(10,843)
Accrued expenses	(4,868)	35
Deferred revenue	(6,584)	(1,600)
Other current liabilities	(3,643)	(1,887)
Operating lease liabilities	(1,911)	(2,049)

Net cash used in operating activities	(1,184)	(22,710)
Cash flows from investing activities:
Purchases of property and equipment	(4,594)	(1,002)
Capitalization of internally developed software costs	(23,856)	(21,232)
Distributions from equity method investments	1,561	1,555
Purchases of intangible assets	—	(238)
Proceeds from disposal of assets	—	30

Net cash used in investing activities	(26,889)	(20,887)
Cash flows from financing activities:
Repayment of loans and mortgage	(9)	(10)
Proceeds from exercise of Public Warrants	—	6,812
Repayment of promissory notes	(7,575)	(7,387)

Net cash used in financing activities	(7,584)	(585)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,881	322
Net decrease in cash, cash equivalents and restricted cash	(32,776)	(43,860)
Cash, cash equivalents and restricted cash at beginning of period	125,793	159,020

Cash, cash equivalents and restricted cash at end of period	$93,017	$115,160

Supplemental disclosure of cash activities:
Cash paid during the period for interest	$178	$1
Cash paid during the period for income taxes	$715	$2,781
Supplemental disclosure of noncash investing and financing activities:
Acquisition of common shares by subsidiary in connection with warrant redemptions	$—	$17,653
Issuance of common stock in connection with business combinations	$—	$10,157

The accompanying notes are an integral part of these condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Genius Sports Limited (the “Company” or “Genius”) is a non-cellular company limited by shares incorporated on October 21, 2020 under the laws of Guernsey. The Company was formed for the purpose of effectuating a merger pursuant to a definitive business combination agreement (“Business Combination Agreement”), dated October 27, 2020, by and among dMY Technology Group, Inc. II (“dMY”), Maven Topco Limited (“Maven Topco”), Maven Midco Limited, Galileo NewCo Limited, Genius Merger Sub, Inc., and dMY Sponsor II, LLC (the “Merger”). Upon the closing of the Merger on April 20, 2021 (the “Closing”), the Company changed its name from Galileo NewCo Limited to Genius Sports Limited. The Company’s ordinary shares are currently listed on the New York Stock Exchange (“NYSE”) under the symbol “GENI”.

The Company is a provider of scalable, technology-led products and services to the sports, sports betting, and sports media industries. The Company is a data and technology company that enables consumer-facing businesses such as sports leagues, sportsbook operators and media companies to engage with their customers. The scope of the Company’s software bridges the entire sports data journey, from intuitive applications that enable accurate real-time data capture, to the creation and provision of in-game betting odds and digital content that helps the Company’s customers create engaging experiences for the ultimate end-users, who are primarily sports fans.

Basis of Presentation and Principles of Consolidation

The accompanying unaudited condensed consolidated financial statements are presented in conformity with US GAAP and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial reporting, with the exception of certain note disclosures, which have been omitted and therefore these financial statements do not include all information that would be provided if prepared in accordance with US GAAP. These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and accompanying notes thereto included in our 2023 20-F as filed with the SEC on March 15, 2024. The condensed consolidated balance sheet as of December 31, 2023, included herein, was derived from the audited financial statements of the Company as of that date.

The unaudited condensed consolidated interim financial statements, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of June 30, 2024, its results of operations, comprehensive loss and shareholders’ equity for the three and six months ended June 30, 2024 and 2023, and its cash flows for the six months ended June 30, 2024 and 2023. The results of the three and six months ended June 30, 2024 are not necessarily indicative of the results to be expected for the year ended December 31, 2024 or for any interim period or for any other future year.

The condensed consolidated financial statements include the accounts and operations of the Company, inclusive of its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Functional Currency

Due to the change in the primary economic environment in which the Company operates in, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from GBP to USD. The change in functional currency was accounted for prospectively from January 1, 2024, and consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statement of loss within (loss) gain on foreign currency.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Reclassifications

Certain prior period amounts reported in our condensed consolidated financial statements and notes thereto have been reclassified to conform to current period presentation. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Revisions to Previously Issued Financial Statements

During the fourth quarter of fiscal year 2023, management identified a misstatement related to the omission of the impact of vested warrants on the calculation of basic and diluted weighted average common stock outstanding and thus impacting loss per share. The Company assessed the materiality of these misstatements on prior period financial statements in accordance with US Securities and Exchange Commission Staff Accounting Bulletin No. 99, Materiality, codified in ASC 250, Presentation of Financial Statements, and concluded that these misstatements were not material to any prior annual or interim period.

The Company revised the calculation of weighted average common stock outstanding for the six months ended June 30, 2023 to include the impact of vested warrants and adjusted loss per share from $(0.17) to $(0.16).The revision of the calculation of weighted average common stock outstanding for the three months ended June 30, 2023 did not result in a change in loss per share of $(0.05). See Note 11 – Loss Per Share. There is no change to the Company’s historical revenues, operating expenses or net loss, nor any change to any balance sheet account, the Company’s liquidity, or cash flows in any period.

Recent Accounting Pronouncements

There are no accounting pronouncements that are not yet effective and that are expected to have a material impact to the condensed consolidated financial statements.

Recently Adopted Accounting Guidance

In October 2021, the FASB issued ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, which is intended to improve the accounting for acquired revenue contracts with customers in a business combination. ASU 2021-08 is effective for the Company beginning January 1, 2024, with early adoption permitted. The Company adopted ASU 2021-08 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for the Company for the annual reporting period beginning January 1, 2024 and interim periods after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024. The adoption of the standard did not have a material impact on the condensed consolidated financial statements.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 2. Revenue

Disaggregation of Revenues

Revenue by Major Product Line

The Company’s product offerings primarily deliver a service to a customer satisfied over time, and not at a point in time. Revenue for the Company’s major product lines consists of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue by Product Line
Betting Technology, Content and Services	$67,124	$56,862	$141,021	$121,602
Media Technology, Content and Services	17,953	18,357	53,428	40,121
Sports Technology and Services	10,370	11,628	20,716	22,353

Total	$95,447	$86,847	$215,165	$184,076

Revenue by Geographic Market

Geographical regions are determined based on the region in which the customer is headquartered or domiciled. Revenues by geographical market consists of the following (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue by geographical market:
Europe	$58,279	$52,742	$113,690	$107,762
Americas	30,185	29,396	88,147	66,640
Rest of the world	6,983	4,709	13,328	9,674

Total	$95,447	$86,847	$215,165	$184,076

In the three months ended June 30, 2024, the United States, Gibraltar, United Kingdom and Malta represented 21%, 15%, 12% and 11% of total revenue, respectively. In the three months ended June 30, 2023, the United States, Gibraltar and Malta represented 25%, 16% and 13% of total revenue, respectively. In the six months ended June 30, 2024, the United States, Gibraltar and United Kingdom represented 32%, 13% and 10% of total revenue, respectively. In the six months ended June 30, 2023, the United States, Gibraltar and Malta represented 28%, 14% and 11% of total revenue, respectively. No other countries represented more than 10% of revenues.

Revenues by Major Customers

One customer accounted for 12% of revenue in the six months ended June 30, 2024. No customers accounted for 10% or more of revenue in the three months ended June 30, 2024, and three and six months ended June 30, 2023.

Revenue from Other Sources

For the three and six months ended June 30, 2024 and 2023, revenue for the Sports Technology and Services product line includes an immaterial amount of revenue from other sources in relation to equipment rental income.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Remaining Performance Obligations

Revenue allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods and excludes constrained variable consideration. The Company has excluded contracts with an original expected term of one year or less and variable consideration allocated entirely to wholly unsatisfied promises that form part of a single performance obligation from the disclosure of remaining performance obligations.

Revenue allocated to remaining performance obligations was $196.7 million as of June 30, 2024. The Company expects to recognize approximately 60% in revenue within one year, and the remainder within the next 13 – 102 months.

During the three and six months ended June 30, 2024, the Company recognized revenue of $15.9 million and $36.4 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services. During the three and six months ended June 30, 2023, the Company recognized revenue of $14.2 million and $32.2 million, respectively for variable consideration related to revenue share contracts for Betting Technology, Content and Services.

Contract Balances

The timing of revenue recognition may differ from the timing of invoicing to customers, and these timing differences result in receivables (see Note 4 – Accounts Receivable, Net), contract assets, or contract liabilities (deferred revenue) on the Company’s condensed consolidated balance sheets. The Company records a contract asset when revenue is recognized prior to the right to invoice or deferred revenue when invoicing occurs prior to performance obligations being met. Contract assets are transferred to receivables when the rights to invoice and receive payment become unconditional.

As of June 30, 2024, the Company had $26.4 million of contract assets and $39.2 million of contract liabilities, recognized as deferred revenue. As of December 31, 2023, the Company had $38.8 million of contract assets and $44.3 million of contract liabilities, recognized as deferred revenue.

The Company expects to recognize substantially all of the deferred revenue as of June 30, 2024 within the next 12 months.

Note 3. Cash, Cash Equivalents and Restricted Cash

Cash, cash equivalents and restricted cash as of June 30, 2024 and December 31, 2023 are as follows (in thousands):

	June 30, 2024	December 31, 2023
Cash and cash equivalents	$67,718	$100,331
Restricted cash, current	25,299	—
Restricted cash, non-current	—	25,462

Cash, cash equivalents and restricted cash	$93,017	$125,793

Restricted cash relates to a guarantee issued by the Company to Barclays Bank PLC in connection with a letter of credit that Barclays provided to Football DataCo Limited for and on behalf of the Company for an aggregate amount of £20.0 million as of June 30, 2024 and December 31, 2023 ($25.3 million and $25.5 million as of June 30, 2024 and December 31, 2023, respectively).

Note 4. Accounts Receivable, Net

As of June 30, 2024, accounts receivable, net consisted of accounts receivable of $67.1 million less allowance for credit losses of $3.9 million. As of December 31, 2023, accounts receivable, net consisted of accounts receivable of $76.2 million less allowance for credit losses of $5.1 million.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 5. Intangible Assets, Net

Intangible assets subject to amortization as of June 30, 2024 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	4	$67,064	$39,121	$27,943
Marketing products	10	59,099	43,402	15,697
Technology	2	107,279	105,733	1,546
Capitalized software	2	177,892	108,595	69,297

Total intangible assets		$411,334	$296,851	$114,483

Intangible assets subject to amortization as of December 31, 2023 consist of the following (in thousands, except years):

	Weighted Average Remaining Useful Lives	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
	(years)
Data rights	5	$67,064	$35,768	$31,296
Marketing products	7	59,099	37,552	21,547
Technology	1	107,292	95,633	11,659
Capitalized software	2	154,045	88,877	65,168

Total intangible assets		$387,500	$257,830	$129,670

Amortization expense was $19.2 million and $16.4 million for the three months ended June 30, 2024 and 2023, respectively. Amortization expense was $39.0 million and $32.5 million for the six months ended June 30, 2024 and 2023, respectively.

Note 6. Goodwill

Changes in the carrying amount of goodwill for the periods presented in the accompanying condensed consolidated financial statements are as follows (in thousands):

Balance as of December 31, 2023	$326,011

Balance as of June 30, 2024	$326,011

No impairment of goodwill was recognized for the three and six months ended June 30, 2024 and 2023.

Note 7. Other Assets

Other assets (current and long-term) as of June 30, 2024 and December 31, 2023 are as follows (in thousands):

	June 30,	December 31,
	2024	2023
Other current assets:
Non-trade receivables	$334	$227
Deposits	5,819	—
Corporate tax receivable	6,553	6,755
Sales tax receivable	1,954	—
Inventory	489	347

Total other current assets	$15,149	$7,329

Other assets:
Security deposit	$1,315	$1,364
Sales tax receivable	—	1,501
Withholding tax receivable	211	—
Contract costs	1,917	1,973

Total other assets	$3,443	$4,838

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 8. Debt

The following table summarizes outstanding debt balances as of June 30, 2024 and December 31, 2023 (in thousands):

Instrument	Date of Issuance	Maturity Date	Effective interest rate	June 30, 2024	December 31, 2023
Genius Sports Italy Srl Mortgage	December 2010	December 2025	5.5%	$31	$43
Promissory Note	January 2022	January 2024	4.7%	—	7,549

				$31	$7,592
Less current portion of debt				(22)	(7,573)

Non-current portion of debt				$9	$19

Genius Sports Italy Srl Mortgage

On December 1, 2010, Genius Sports entered into a loan agreement in Euros for €0.3 million, equivalent to less than $0.1 million as of June 30, 2024, to be paid in accordance with the quarterly floating rate amortization schedule over the course of the loan.

Promissory Notes

As part of the equity investment in the Canadian Football League (“CFL”), the Company issued two promissory notes, denominated in Canadian Dollars, with an aggregate face value of $20.0 million Canadian Dollars. The promissory notes incurred no cash interest. The Company determined an effective interest rate of 4.7%. The first promissory note matured and was repaid on January 1, 2023, and the second promissory note matured and was repaid on January 1, 2024.

Credit Agreement

In April 2024, the Company entered into a Credit Agreement with Citibank, N.A. and Deutsche Bank Securities Inc., in connection with a $90.0 million senior secured revolving credit facility (the “Credit Agreement”). Unless previously terminated in accordance with its terms, the Credit Agreement will mature on April 29, 2029.

The Credit Agreement incurs commitment fees ranging from 0.3% to 0.4% of the total facility per annum, and carries an interest rate ranging from the Secured Overnight Financing Rate (“SOFR”) plus 2.75% to SOFR plus 3.25% per annum, depending on the Company’s consolidated total net leverage ratio. As of June 30, 2024 the Company was in compliance with all applicable covenants.

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($27.1 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of June 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the Credit Agreement. As of June 30, 2024 the available facility value was $62.9 million.

Subsequent to the reporting period, on July 10, 2024, the Company amended the Credit Agreement to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Other terms including interest and guarantee rates, maturity, and covenants were not amended.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Interest Expense

Interest expense was $0.2 million and $0.2 million for the three months ended June 30, 2024. and 2023, respectively. Interest expense was $0.2 million and $0.5 million for the six months ended June 30, 2024. and 2023, respectively.

Debt Maturities

Expected future payments for all borrowings as of June 30, 2024 are as follows:

Fiscal Period:	(in thousands)
2024 (Remaining)	$11
2025	20
2026	—
2027	—
2028	—
Thereafter	—

Total payment outstanding	$31

Note 9. Derivative Warrant Liabilities

As part of dMY’s initial public offering (“IPO”) in 2020, dMY issued 9,200,000 warrants to third party investors, and each whole warrant entitled the holder to purchase one share of the Company’s Class A common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, dMY completed the private sale of 5,013,333 warrants to dMY’s sponsor (“Private Placement Warrants”) and each Private Placement Warrant allowed the sponsor to purchase one share of the Company’s Class A common stock at $11.50 per share. During fiscal year 2021 the Private Placement Warrants were exercised in full.

Public Warrants may only be exercised for a whole number of shares. No fractional Public Warrants will be issued upon separation of the units and only whole Public Warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination or (b) 12 months from the closing of the IPO. The Public Warrants had an exercise price of $11.50 per share, subject to adjustments and will expire five years after the completion of the Business Combination as of April 20, 2021 or earlier upon redemption or liquidation and are exercisable on demand.

On January 20, 2023, the Company announced the successful offer to exercise and consent solicitation (the “Exercise and Consent Solicitation”) of the Company’s outstanding public warrants. Holders of 2,149,000 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cash basis at a reduced exercise price of $3.1816 per share, resulting in cash proceeds of $6.8 million and the issuance of 2,149,000 shares of Common Stock. Holders of 4,685,987 warrants elected to exercise their public warrants prior to the expiration date of the Exercise and Consent Solicitation on a cashless basis at a reduced exercise price of $3.1816 per share, and the remaining 833,293 public warrants were exercised automatically on a cashless basis at a reduced exercise price of $3.2933 per share. The Company issued 5,519,280 shares of Common Stock for warrants that were exercised on a cashless basis, of which 4,105,948 shares were retained as Treasury Stock. None of the Company’s public warrants remained outstanding as of March 31, 2023 and the warrants ceased trading on the NYSE.

The Company accounts for Public Warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity (ASC 480) and ASC 815, Derivatives and Hedging (ASC 815). Specifically, the Public Warrants meet the definition of a derivative but do not qualify for an exception from derivative accounting since the warrants are not indexed to the Company’s stock and therefore, are precluded from equity classification. Since the Public Warrants meet the definition of a derivative under ASC 815, the Company recorded these warrants as liabilities on the balance sheet at fair value upon the closing of the Merger, with subsequent changes in their respective fair values recognized in the condensed consolidated statement of operations.

For the three and six months ended June 30, 2024, no gain or loss was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations. For the three and six months ended June 30, 2023, zero and a loss of $0.5 million was recognized from the change in fair value of the Public Warrants in the Company’s condensed consolidated statements of operations, respectively.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 10. Other Liabilities

Other current liabilities as of June 30, 2024 and December 31, 2023 are as follows (in thousands):

	June 30,	December 31,
	2024	2023
Other current liabilities:
Other payables	$814	$1,241
Corporate tax payable	1,277	1,800
Deferred consideration	4,340	6,201
Contingent consideration	4,661	4,434

Total other current liabilities	$11,092	$13,676

Other liabilities:
Contingent consideration	$—	$420
Deferred consideration	—	516

Total other liabilities	$—	$936

Note 11. Loss Per Share

The Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding (including warrants issued to the NFL), net of weighted average treasury stock outstanding, during periods with undistributed losses. Additionally, the B Shares, issued in connection with the License Agreement (defined below), are not included in the loss per share calculations below as they are non-participating securities with no rights to dividends or distributions. Diluted net loss per share attributable to common stockholders is computed by giving effect to all potentially dilutive securities. Basic and diluted net loss per share attributable to common stockholders was the same for all periods presented as the inclusion of all potentially dilutive securities outstanding was anti-dilutive.

The computation of loss per share and weighted average shares of the Company’s common stock outstanding for the three and six months ended June 30, 2024 and 2023 is as follows (in thousands except share and per share data):

	Three Months ended June 30,
	2024	2023
Net loss attributable to common stockholders – basic and diluted	$(21,792)	$(10,298)
Basic and diluted weighted average common stock outstanding	210,964,001	208,505,216
Adjustment for warrants issued to NFL to purchase common stock	18,500,000	18,500,000

Adjusted basic and diluted weighted average common stock outstanding	229,464,001	227,005,216

Loss per share attributable to common stockholders – basic and diluted	$(0.09)	$(0.05)

	Six Months ended June 30,
	2024	2023
Net loss attributable to common stockholders – basic and diluted	$(47,333)	$(35,466)
Basic and diluted weighted average common stock outstanding	210,895,387	207,362,662
Adjustment for warrants issued to NFL to purchase common stock	18,500,000	17,008,287

Adjusted basic and diluted weighted average common stock outstanding	229,395,387	224,370,949

Loss per share attributable to common stockholders – basic and diluted	$(0.21)	$(0.16)

The following table presents the potentially dilutive securities that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:

	Six months ended June 30,
	2024	2023
Stock options to purchase common stock	91,436	331,852
Unvested restricted shares	1,474,191	1,960,421
Unvested equity-settled restricted share units	6,241,203	2,382,738
Unvested equity-settled performance-based restricted share units	13,159,771	4,417,850

Total	20,966,601	9,092,861

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 12. Stock-based Compensation

Restricted Shares

2021 Restricted Share Plan

On October 27, 2020, in anticipation of the Merger, the Board of Directors approved a Management Equity Term Sheet (“Term Sheet”) which modified the terms of Maven Topco’s legacy Incentive Securities (defined below) and allowed for any unvested Incentive Securities at Closing to be converted to restricted shares under the 2021 Restricted Share Plan, using the Exchange Ratio established during the Merger.

Specifically, historical unvested Class B and Class C Incentive Securities were converted to restricted shares subject only to service conditions (“Time-Vesting Restricted Shares”) and subject to graded vesting over four years. Historical Class D unvested Incentive Securities were converted to restricted shares with service and market conditions (“Performance-Vesting Restricted Shares”), subject to graded vesting over three years based on a market condition related to volume weighted average trading price performance of the Company’s common stock.

The Company determined that a modification to the terms of Maven Topco’s legacy Incentive Securities occurred on October 27, 2020 (“October 2020 Modification”) because the Company removed the Bad Leaver provision (discussed below in “Incentive Securities” section) for vested awards, contingent upon the Closing, representing a change in vesting conditions. The Company further determined that another modification occurred on April 20, 2021 (“April 2021 Modification”) since the Incentive Securities, which are private company awards, were exchanged for restricted shares, which are public company awards, representing a change in vesting conditions.

No compensation cost was recognized as a result of the October 2020 Modification because the awards were improbable of vesting both before and after the modification date as of October 27, 2020. Upon Closing, the Company recognized total compensation cost of $183.2 million to account for the vesting of the historical Incentive Securities upon removal of the Bad Leaver provision. The Company measured the awards based on their fair values as of October 27, 2020, which is considered to be the grant date fair value of the awards, adjusted for any incremental compensation cost resulting from the April 2021 Modification, which is determined to be immaterial.

The Company determined that a modification to the terms of the 2021 Restricted Share Plan occurred on April 19, 2024 (“April 2024 Modification”) because the Company extended the vesting period of the unvested Performance-Vesting Restricted Shares for selected participants from April 20, 2024 and April 20, 2025, to April 20, 2026.

The estimated April 2024 Modification date fair values of the Company’s restricted shares under the 2021 Restricted Shares Plan were calculated based on the following assumptions:

Time to maturity (1)	2.0 years
Common stock price (2)	$5.11
Volatility (3)	65.0%
Risk-free rate (4)	4.9%
Dividend yield (5)	0.0%

(1)	Based on the modified contractual terms
(2)	Represents the publicly traded common stock price as of the April 2024 Modification
(3)	Calculated based on the Company’s historical volatility over a matching term of 1.0 and 2.0 years
(4)	Based on the U.S. Constant Maturity Treasury yield curve as of the valuation date over a matching term of 1.0 and 2.0 years
(5)	Assumes a dividend yield of zero as the Company has no plans to declare dividends in the foreseeable future

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

A summary of the Company’s restricted shares activities for the six months ended June 30, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested restricted shares as of December 31, 2023	1,757,495	$7.22
Vested	(111,735)	$8.62
Forfeited	(171,569)	$7.13

Unvested restricted shares as of June 30, 2024	1,474,191	$9.64

The compensation cost recognized for the restricted shares during the three months ended June 30, 2024 and 2023 was $3.8 million, and $1.2 million, respectively. The compensation cost recognized for the restricted shares during the six months ended June 30, 2024 and 2023 was $4.6 million, and $3.4 million, respectively.

As of June 30, 2024, there is no unrecognized compensation cost related to the restricted shares.

Stock Options

2021 Option Plan

On April 20, 2021 (“2021 Grant Date”), as part of the Merger, the Board of Directors adopted the 2021 Option Plan and granted employees options to purchase the Company’s common stock via an employee benefit trust including 1) options which shall immediately vest upon Closing (“Immediate-Vesting Options”), 2) options subject only to service conditions (“Time-Vesting Options”) and 3) options with service and market conditions (“Performance-Vesting Options”). Immediate-Vesting Options became fully vested and exercisable immediately following the Closing, which aligns with the 2021 Grant Date. Time-Vesting Options are subject to graded vesting over the four years following the 2021 Grant Date. Performance-Vesting Options are subject to graded vesting over the three years from the 2021 Grant Date, subject to a market condition related to volume weighted average trading price performance of the Company’s common stock.

A summary of the Company’s options activity for the six months ended June 30, 2024 is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
			(in years)	(in thousands)
Outstanding as of December 31, 2023	117,529	$10.00	2.3	$—
Forfeited	(26,093)	$10.00

Outstanding as of June 30, 2024	91,436	$10.00	1.8	$—
Exercisable as of June 30, 2024	26,980

Unvested as of June 30, 2024	64,456

The compensation cost recognized for options during the three months ended June 30, 2024 and 2023 was $0.1 million and $0.2 million, respectively. The compensation cost recognized for options during the six months ended June 30, 2024 and 2023 was $0.3 million and $0.3 million, respectively The total fair value of options that vested during the three and six months ended June 30, 2024 was $0.1 million and $0.2 million, respectively.

As of June 30, 2024, the Company had $0.5 million of unrecognized stock-based compensation expense related to the stock options. This cost is expected to be recognized over a weighted-average period of 0.8 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Employee Incentive Plan

The Company created an employee incentive plan involving share-based and cash-based incentives to support the success of the Company by further aligning the personal interests of employees, officers, and directors to those of our shareholders by providing an incentive to drive performance and sustained growth.

2022 Employee Incentive Plan

On April 5, 2022, (“2022 Grant Date”) the Board of Directors adopted the 2022 Employee Incentive Plan and granted employees 1) Equity-settled Restricted Share Units (“RSUs”), 2) Cash-settled Restricted Share Units (“Cash-settled RSUs”) and 3) Equity-settled Performance-Based Restricted Share Units (“PSUs”).

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2022 Grant Date. PSUs vest after three years, subject to a service condition, a market condition related to volume weighted average trading price performance of the Company’s common stock, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2023 Employee Incentive Plan

On December 7, 2023, (“2023 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2023 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

2024 Employee Incentive Plan

On April 3, 2024, (“2024 Grant Date”) the Board of Directors granted employees 1) RSUs, 2) Cash-settled RSUs and 3) PSUs.

The RSUs and Cash-settled RSUs are subject to a service condition with graded vesting over the three years following the 2024 Grant Date. PSUs vest after three years, subject to a service condition, and performance conditions related to the Company’s cumulative revenue and cumulative adjusted EBITDA.

Equity-settled Restricted Share Units

The estimated grant date fair value of the Company’s RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Equity-settled Restricted Share Units activity for the six months ended June 30, 2024 is as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per RSU
Unvested RSUs as of December 31, 2023	5,162,177	$4.94
Granted	2,971,966	$5.57
Forfeited	(128,731)	$5.03
Vested	(1,764,209)	$4.81

Unvested RSUs as of June 30, 2024	6,241,203	$5.27

The compensation cost recognized for RSUs during the three months ended June 30, 2024 and 2023 was $5.3 million and $1.3 million, respectively. The compensation cost recognized for RSUs during the six months ended June 30, 2024 and 2023 was $7.8 million and $2.6 million, respectively.

As of June 30, 2024, the Company had $24.0 million of unrecognized stock-based compensation expense related to the RSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Cash-settled Restricted Share Units

Our outstanding Cash-settled RSUs entitle employees to receive cash based on the fair value of the Company’s common stock on the vesting date. The Cash-settled RSUs are accounted for as liability awards and are re-measured at fair value each reporting period until they become vested with compensation expense being recognized over the requisite service period. The Company has a liability, which is included in “Other current liabilities” within the condensed consolidated balance sheets of $0.1 million and $0.2 million as of June 30, 2024 and December 31, 2023, respectively.

The estimated grant date fair value of the Company’s Cash-settled RSUs is estimated to be equal to the closing price of the Company’s common stock on each grant date.

A summary of the Company’s Cash-settled RSUs activity for the six months ended June 30, 2024 is as follows:

	Number of Cash- settled RSUs	Weighted Average Grant Date Fair Value per Cash-settled RSU
Unvested Cash-settled RSUs as of December 31, 2023	63,901	$5.13
Granted	63,561	$5.53
Forfeited	(283)	$4.27
Vested	(22,592)	$5.06

Unvested Cash-settled RSUs as of June 30, 2024	104,587	$5.39

The compensation cost recognized for Cash-settled RSUs during the three months ended June 30, 2024 and 2023 was $0.1 million and less than $0.1 million, respectively. The compensation cost recognized for Cash-settled RSUs during the six months ended June 30, 2024 and 2023 was $0.1 million and less than $0.1 million, respectively.

As of June 30, 2024, the Company had $0.4 million of unrecognized stock-based compensation expense related to the Cash-settled RSUs. This cost is expected to be recognized over a weighted-average period of 2.2 years.

Equity-settled Performance-Based Restricted Share Units

The Company’s PSUs were adopted in order to provide employees, officers and directors with stock-based compensation tied directly to the Company’s performance, further aligning their interests with those of shareholders and provides compensation only if the designated performance goals are met over the applicable performance period. The awards have the potential to be earned at 50%, 100% or 150% of the number of shares granted depending on achievement of the performance goals, but remain subject to vesting for the full three-year service period.

During the second quarter of fiscal year 2024, the performance multiplier for PSUs with cumulative revenue and cumulative adjusted EBITDA performance conditions granted in 2022 was confirmed as 123% and 150%, respectively, resulting in an increase in related compensation cost by $1.6 million. The compensation cost recognized for PSUs granted in 2022 increased by $1.4 million during the three and six months ended June 30, 2024.

The grant date fair values of PSUs subject to performance conditions are based on the most recent closing stock price of the Company’s shares of common stock. The stock-based compensation expense is recognized over the remaining service period at the time of grant, adjusted for the Company’s expectation of the achievement of the performance conditions.

A summary of the Company’s PSUs activity for the six months ended June 30, 2024 is as follows:

	Number of PSUs	Weighted Average Grant Date Fair Value per PSU
Unvested PSUs as of December 31, 2023	9,550,502	$4.09
Granted	3,726,533	$5.52
Forfeited	(117,264)	$4.02

Unvested PSUs as of June 30, 2024	13,159,771	$4.49

The compensation cost recognized for PSUs during the three months ended June 30, 2024 and 2023 was $8.0 million and $1.0 million, respectively. The compensation cost recognized for PSUs during the six months ended June 30, 2024 and 2023 was $11.1 million and $2.0 million, respectively.

As of June 30, 2024, the Company had $34.8 million of unrecognized stock-based compensation expense related to the PSUs. This cost is expected to be recognized over a weighted-average period of 2.0 years.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

NFL Warrants

On April 1, 2021, the Company entered into a multi-year strategic partnership with NFL Enterprises LLC (“NFL”) (the “License Agreement”). Under the terms of the License Agreement, the Company obtains the right to serve as the worldwide exclusive distributor of NFL official data to the global regulated sports betting market, the worldwide exclusive distributor of NFL official data to the global media market, the NFL’s exclusive international distributor of live digital video to the regulated sports betting market (outside of the United States of America where permitted), and the NFL’s exclusive sports betting and i-gaming advertising partner. The License Agreement contemplates a four-year period commencing April 1, 2021. Pursuant to the License Agreement, the Company agreed to issue the NFL an aggregate of up to 18,500,000 warrants with each warrant entitling NFL to purchase one ordinary share of the Company for an exercise price of $0.01 per warrant share. The warrants will be subject to vesting over the four-year Term. Additionally, each warrant is issued with one share of redeemable B Share with a par value of $0.0001. The B Shares, which are not separable from the warrants, are voting only shares with no economic rights to dividends or distributions. Pursuant to the License Agreement, when the warrants are exercised, the Company shall purchase or, at its discretion, redeem at the par value an equivalent number of B Shares, and any such purchased or redeemed B Shares shall thereafter be cancelled.

The Company accounts for the License Agreement as an executory contract for the ongoing Data Feeds and the warrants will be accounted for as share-based payments to non-employees. The awards are measured at grant date fair value when all key terms and conditions are understood by both parties, including for unvested awards and are expensed over the term to align with the data services to be provided over the periods.

The grant date fair value of the warrants is estimated to be equal to the closing price of dMY’s common stock of $15.63, as of the grant date on April 1, 2021. The Company used dMY’s stock price to approximate the fair value of the Company as the grant date was before the Merger was consummated.

A summary of the Company’s warrants activity for the six months ended June 30, 2024 is as follows:

Number of Warrants
Outstanding as of December 31, 2023	18,500,000

Outstanding as of June 30, 2024	18,500,000

The cost recognized for the warrants during the three months ended June 30, 2024 and 2023 was zero. The cost recognized for the warrants during the six months ended June 30, 2024 and 2023 was zero and $5.9 million, respectively. The warrants vested over a three year period, ending on April 1, 2023, and as of June 30, 2024, the Company had no unrecognized stock-based compensation expense related to the warrants. No warrants vested in the three or six months ended June 30, 2024.

Stock-based Compensation Summary

The Company’s total stock-based compensation expense was summarized as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Cost of revenue	$170	$112	$292	$6,091
Sales and marketing	1,551	245	2,227	813
Research and development	1,930	389	2,770	830
General and administrative	13,542	2,878	18,649	6,451

Total	$17,193	$3,624	$23,938	$14,185

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 13. Fair Value Measurements

The Company uses valuation approaches that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Contingent consideration are classified as Level 3 financial instruments. The fair value of contingent consideration is determined based on significant unobservable inputs including discount rate, estimated revenue of the acquired business, and estimated probabilities of achieving specified technology development and operational milestones. Significant judgment is employed in determining the appropriateness of the inputs described above. Changes to the inputs could have a material impact on the company’s financial position and results of operations in any given period.

With respect to the contingent consideration obligation arising from the acquisition of Photospire Limited (“Spirable”), the Company estimates the fair value at each subsequent reporting period using a probability weighted discounted cash flow model for contingent milestone payments and Monte Carlo simulation for contingent revenue payments.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis as of June 30, 2024 (in thousands):

Description	Level 1	Level 2	Level 3	Total
Liabilities:
Contingent Consideration	$—	$—	$4,661	$4,661

Total liabilities	$—	$—	$4,661	$4,661

The change in the fair value of the contingent consideration is summarized as follows (in thousands):

2024
Beginning balance – January 1	$4,854
Contingent consideration payments	(191)
Foreign currency translation adjustments	(2)

Ending balance – June 30	$4,661

During the three and six months ended June 30, 2024, the Company had no transfers between levels of the fair value hierarchy of its assets or liabilities measured at fair value.

Note 14. Income Taxes

The Company had an income tax benefit of $1.3 million and income tax expense of $4.0 million, relative to pre-tax loss of $23.5 million and $6.9 million for the three months ended June 30, 2024 and 2023, respectively. The Company had an income tax benefit of $0.2 million and income tax expense of $4.6 million, relative to pre-tax loss of $48.2 million and $31.7 million for the six months ended June 30, 2024 and 2023, respectively.

As of June 30, 2024 and December 31, 2023, the Company had no unrecognized tax benefits.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 15. Operating Leases

The Company leases offices under operating lease agreements. Some of the Company’s leases include one or more options to renew. For a majority of our leases, we do not assume renewals in our determination of the lease term as the renewals are not deemed to be reasonably assured. The Company’s lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. As of June 30, 2024, the Company’s lease agreements typically have terms not exceeding five years.

Payments under the Company’s lease arrangements may be fixed or variable, and variable lease payments primarily represent costs related to common area maintenance and utilities. The components of lease expense are summarized as follows (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Operating lease cost	$1,017	$1,073	$2,326	$2,089
Short term lease cost	228	155	463	443
Variable lease cost	154	118	330	186
Sublease income	—	(257)	(36)	(567)

Total lease cost	$1,399	$1,089	$3,083	$2,151

Other information related to leases is summarized as follows (in thousands, except lease term and discount rate):

	Six months ended June 30,
	2024	2023
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$1,911	$2,049
Right-of-use assets obtained in exchange for new operating lease liabilities	2,317	1,113
Weighted-average remaining lease term (in years):
Operating leases	2.9	2.1
Weighted-average discount rate:
Operating leases	8.9%	2.7%

During the six months ended June 30, 2024, the Company exercised a renewal option for office space, and entered into a long-term lease for additional office space in Medellin, Colombia, resulting in additional liabilities of $2.2 million. During the six months ended June 30, 2023, the Company entered into a long-term lease for office space in London, United Kingdom, resulting in additional lease liabilities of $1.1 million.

The Company calculated the weighted-average discount rates using incremental borrowing rates, which equal the rates of interest that it would pay to borrow funds on a fully collateralized basis over a similar term.

As of June 30, 2024, the maturity of lease liabilities are as follows (in thousands):

(in thousands)
2024 (Remaining)	$1,974
2025	3,061
2026	1,578
2027	568
2028	576
Thereafter	456
Total minimum lease payments	8,213
Less: Imputed interest	(1,179)

Present value of lease liabilities	$7,034

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 16. Commitments and Contingencies

Sports Data License Agreements

The Company enters into certain license agreements with sports federations and leagues primarily for the right to supply data and/or live video feeds to the betting industry. These license agreements may include rights to live and past game data, live videos and marketing rights. The license agreements entered into by the Company are complex and deviate in the specific rights granted, but are generally for a fixed period of time, with payments typically made in installments over the length of the contract.

Purchase Obligations

The Company purchases goods and services from vendors in the ordinary course of business. Purchase obligations are defined as agreements that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum, or variable price provisions, and the approximate timing of the transaction. The Company’s long-term purchase obligations primarily include service contracts related to cloud-based hosting arrangements. Total purchase obligations under these services contracts are $75.2 million as of June 30, 2024, with approximately $21.9 million due within one year and the remaining due by 2028.

General Litigation

From time to time, the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings initiated by users, other entities, or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many instances, the Company is unable to determine whether a loss is probable or to reasonably estimate the amount of such a loss and, therefore, the potential future losses arising from a matter may differ from the amount of estimated liabilities the Company has recorded in the condensed consolidated financial statements covering these matters. The Company reviews its estimates periodically and makes adjustments to reflect negotiations, estimated settlements, rulings, advice of legal counsel, and other information and events pertaining to a particular matter.

Bank Letters of Credit and Guarantees

In the normal course of business, the Company provides standby letters of credit or other guarantee instruments to certain parties initiated by either the Company or its subsidiaries.

Note 17. Related Party Transactions

The Company made payments of $0.1 million to Carbon Group Limited in respect to consultancy services provided by a director and shareholder of the Company during the three and six months ended June 30, 2024 and 2023.

The Company recognized revenue of $0.2 million and $0.3 million for the three months ended June 30, 2024 and 2023, and $0.2 million and $0.3 million for the six months ended June 30, 2024 and 2023 from CFL Ventures, in which the Company has a minority interest.

In the three and six months ended June 30, 2024, the Company granted 89,349 RSUs to three independent members of the board of directors, vesting between March 2025 and December 2025.

The Company recognized compensation cost of $0.1 million and $0.1 million during the three months ended June 30, 2024 and 2023, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors. The Company recognized compensation cost of $0.3 million and $0.3 million during the six months ended June 30, 2024 and 2023, respectively, in general and administrative expense in the condensed consolidated statements of operations for awards granted to independent members of the board of directors.

Genius Sports Limited

Notes to Condensed Consolidated Financial Statements

(Unaudited)

Note 18. Subsequent Events

In preparing the condensed consolidated financial statements as of June 30, 2024, the Company has evaluated subsequent events through August 6, 2024, which is the date the condensed consolidated financial statements were issued.

Credit Agreement

On July 10, 2024, the Company amended the Credit Agreement (see Note 8 – Debt) to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Other terms including interest and guarantee rates, maturity, and covenants were not amended.

UK Football Rights Extension

On August 5, 2024, the Company announced the extension of the partnership with Football DataCo Limited, the data rights holder of UK football. The Company will retain the sole official rights to distribute live data from English Premier League, English Football League, and Scottish Professional Football League to global sportsbooks to the end of the 2028-29 season.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For purposes of this section, “we,” “our,” “us”, “Genius” and the “company” refer to Genius Sports Limited and all of its subsidiaries.

The following discussion includes information that Genius’ management believes is relevant to an assessment and understanding of Genius’ unaudited condensed consolidated results of operations and financial condition.

The discussion should be read together with the unaudited interim condensed consolidated financial statements for the three and six month periods ended June 30, 2024 and 2023 included in this interim report. This management’s discussion and analysis should also be read together with our audited consolidated financial statements for the year ended December 31, 2023 in our 2023 20-F.

Overview

Genius is a B2B provider of scalable, technology-led products and services to the sports, sports wagering and sports media industries. Genius is a fast-growing business with significant scale, distribution and an expanding addressable market and opportunity ahead.

Genius’ mission is to be the official data, technology and commercial partner that powers the global ecosystem connecting sports, betting and media. In doing so, Genius creates engaging and immersive fan experiences while simultaneously providing sports leagues with essential technology and vital, sustainable revenue streams.

Genius uniquely sits at the heart of the global sports betting ecosystem where Genius has deep, critical relationships with over 400 sports leagues and federations, over 800 sportsbook brands and over 170 marketing customers (which includes some of the aforementioned sportsbook brands).

Genius’ Offerings

Sports Technology and Services. Genius builds and supplies technology and services that allow sports leagues to collect, analyze and monetize their data with added tools to deepen fan engagement. These tools include creation of fan-facing websites, rich statistical content such as team and player standings, immersive social media content, and its streaming product, a tool that allows sports leagues to automatically produce, distribute and commercialize live, audio-visual game content. Genius also provides sports leagues with bespoke monitoring technology and education services to help protect their competitions and athletes from the threats of match fixing and betting-related corruption. Genius is a leading provider of cutting-edge data tracking and visualization solutions that partners with elite football and basketball clubs, leagues, federations, and media organizations around the world.

Genius’ technology has become essential to their partners’ operations and it would be inefficient or unaffordable for most sports leagues to build similar technology themselves. In return for the provision of their essential technology, the sports leagues typically grant to Genius the official sports data and streaming rights to collect, distribute and monetize the official data or streaming content.

Betting Technology, Content and Services. Genius builds and supplies data-driven technology that powers sportsbooks globally. Genius’ offerings include official data, outsourced bookmaking, trading/risk management services and live audio-visual game content that is derived from its streaming partnerships with sports leagues.

Media Technology, Content and Services. Genius builds and supplies technology, services and data that enables sportsbooks, sports organizations, and other brands to target, acquire and retain sports fans as their customers in a highly effective and cost-efficient manner. Key services include the creation, delivery and measurement of personalized online marketing campaigns, all delivered using Genius’ proprietary technology and proven to help advertisers reduce spend and wastage. Genius’ sports media solutions provide incremental revenue opportunities for stakeholders across the entire sports ecosystem.

Events under Official Sports Data and Streaming Rights

Genius establishes long-term, mutually beneficial relationships with sports leagues, federations and teams that enable its partners to collect, organize and communicate data internally (e.g., for coaching analysis) or externally (e.g., for posting on fan-facing websites) and grant to Genius the rights to collect, distribute and monetize official sport data. Genius seeks to maintain an optimal portfolio of data rights, from high profile, widely followed sports events, such as the English Premier League (“EPL”), National Football League (“NFL”) and other Tier 1 sports, to more specialized and less widely followed events, such as non-European soccer, non-US basketball, professional volleyball and other Tier 2 to 4 sports. This provides Genius with global breadth and depth of coverage across all tiers of sport, all time zones, and all geographical locations.

Data rights for Tier 1 sports, which include the most popular sports leagues, are typically acquired via formal tender processes and competitive bidding often resulting in high acquisition costs. For example, Genius’ UK soccer data rights contract, which runs through the end of the 2024-2025 season and NFL data rights contract, which runs through the end of the 2027-2028 season, accounts for a significant majority of Genius’ third-party data rights fees. Genius believes that its inventory of selectively acquired Tier 1 data rights is important to establishing relationships with sportsbooks on beneficial terms.

Data rights for lower tier sports are typically acquired through long-term agreements with the respective leagues in exchange for Genius’ technology and software solutions (and, occasionally, cash fees). These non-Tier 1 sports are typically smaller leagues that are less prominent at a global level, although often are highly popular in their local countries or regions and often have large localized fan bases. Genius estimates that these sports comprise approximately 90% of the total volume of sporting events offered to sportsbooks.

Genius’ events under official sports data and streaming rights form the backbone of its business model, and are a principal driver of revenue, particularly for the Betting Technology, Content and Services product line. Genius defines an “event” as a single sports match or competitive event. Genius’ rights to collect, distribute and monetize the data related to such events may be exclusive (meaning that Genius has the exclusive right to collect, distribute, and monetize such data), co-exclusive (meaning that Genius shares collection, distribution, and monetization rights with one other company) or non-exclusive.

The following table presents Genius’ number of events under official sports data and streaming rights, and the portion thereof under exclusive rights, as of the dates indicated:

	June 30,
	2024	2023
Events under official rights	152,678	183,392
Of which, exclusive	119,511	122,214

Genius believes that data under official sports data and streaming rights is critical to sportsbooks, as only official data provides guaranteed access to the fast and reliable data necessary for in-game betting. To remain competitive, sportsbooks must be able to operate and provide customers with betting content around the clock, every single day of the year. This requires an extensive and broad portfolio of data and other content from Tier 1 and Tier 2-4 sports events. Events under exclusive rights give Genius an added commercial advantage over competitors and serve as a barrier of entry, making Genius an essential provider to its customers.

Additionally, Genius collects, distributes, and monetizes data from additional sporting events where no official sports data and streaming rights have been granted or it is legally permissible to do so. Accordingly, the total number of events to which Genius delivers data to its customers in a given period may exceed its total inventory of events under official sports data and streaming rights.

Factors Affecting Comparability of Financial Information

Change in Functional Currency

Due to the change in the primary economic environment in which the Company operates in, the Company reassessed its functional currency in 2024. As a result, the Company determined that the functional currency of the Company changed from GBP to USD. The change in functional currency was accounted for prospectively from January 1, 2024, and consolidated financial statements prior to and including the period ended December 31, 2023 were not restated for the change in functional currency.

Transactions denominated in currencies other than the functional currency are measured and recorded in the functional currency at the exchange rate in effect on the date of the transactions. At each consolidated balance sheet date, monetary assets and liabilities denominated in currencies other than the functional currency are remeasured using the exchange rate in effect at that date. Non-monetary assets and liabilities and revenue and expense items denominated in foreign currencies are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Any gains or losses arising on remeasurement are included in the consolidated statement of loss within (loss) gain on foreign currency.

Warrant Consent Solicitation

On January 20, 2023, the Company announced the successful completion of its offer to exercise and solicitation of consents relating to the Company’s outstanding public warrants (the “Warrant Consent Solicitation”). Holders of 6,834,987 public warrants elected to exercise their public warrants prior to the expiration date of the Warrant Consent Solicitation (including holders of 2,149,000 public warrants that elected to exercise such warrants on a cash basis), resulting in cash proceeds of $6.8 million. The remaining 833,293 public warrants were exercised automatically on a cashless basis.

None of the Company’s public warrants remain outstanding and the warrants ceased trading on the NYSE as of January 20, 2023. The ordinary shares continue to be listed and trade on the NYSE under the symbol “GENI”.

Foreign Exchange Exposure

Genius’ results of operations between periods are affected by changes in foreign currency exchange rates. Genius’ assets and liabilities and results of operations are translated from each subsidiary’s functional currency into its reporting currency, the United States Dollar (“USD”), using the average exchange rate during the relevant period for income and expense items and the period-end exchange rate for assets and liabilities.

The effect of translating Genius’ subsidiaries’ functional currency amounts into USD is reported in accumulated other comprehensive income within shareholders’ equity but is not reported in Genius’ income statement. However, changes in exchange rates between periods directly impact the amount of revenue and expense reported by Genius, and therefore its results of operations between periods may not be comparable. Genius estimates that a hypothetical 10% appreciation of the USD against Genius’ major currencies would have resulted in a $6.7 million and $5.7 million decrease in reported revenue for the three months ended June 30, 2024 and 2023, respectively, and a $12.0 million and $11.3 million decrease in reported revenue for the six months ended June 30, 2024 and 2023, respectively. Throughout this quarterly report on Form 6-K, Genius reports certain items on a constant currency basis to facilitate comparability between periods.

In addition, Genius is a global business that transacts with customers and vendors worldwide and makes and receives payments in several different currencies, and from time to time may also engage in intercompany transfers to and from its subsidiaries. Genius re-measures amounts payable on transactions denominated in currencies other than USD into USD and records the relevant gain or loss, which occurs due to timing differences between recognition of a transaction on the income statement and the related payment, under the income statement caption “gain (loss) on foreign currency.” Genius does not hedge its foreign currency translation or transaction exposure, though it may do so in the future.

Seasonality

Genius’ products and services cover the entire sporting calendar, which from a global perspective is year-round. On the other hand, the relative importance of different sporting events varies based on the geographic locations in which Genius’ customers operate. Accordingly, Genius’ operations are subject to seasonal fluctuations that may result in revenue and cash flow volatility between fiscal quarters. For example, Genius’ revenue is typically impacted by the European soccer season calendars and the NFL season. Genius’ revenue trends may also be affected by the scheduling of major sporting events such as the FIFA World Cup or the cancellation/postponement of sporting events and races.

Key Components of Revenue and Expenses

Revenue

Genius generates revenue primarily through delivery of products and services to customers in connection with the following major product lines: Betting Technology, Content and Services, Media Technology, Content and Services, and Sports Technology and Services. The following table shows Genius’ revenue split by product line, for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(dollars, in thousands)
Revenue by Product Line
Betting Technology, Content and Services	$67,124	$56,862	$141,021	$121,602
Media Technology, Content and Services	17,953	18,357	53,428	40,121
Sports Technology and Services	10,370	11,628	20,716	22,353

Total Revenue	$95,447	$86,847	$215,165	$184,076

Betting Technology, Content and Services — revenue is primarily generated through the delivery of official sports data for in-game and pre-match betting and outsourced bookmaking services through the Genius’ proprietary sportsbook platform. Customers access Genius’ sportsbook platform and associated services through the cloud over the contract term. Customer contracts are typically either on (i) a “fixed” basis, requiring customers to pay a guaranteed minimum recurring fee for a specified number of events, with incremental per-event fees thereafter, or (ii) a “variable” basis, based on a percentage share of the customer’s Gross Gaming Revenue (“GGR”), typically with minimum payment guarantees. Minimum guarantee amounts are generally recognized over the life of the contract on a straight-line basis, while generally variable fees based on profit sharing and per event overage fees are recognized as earned. Genius believes that its minimum payment guarantees provide for enhanced revenue visibility while the variable component of its contracts benefits Genius as its partners grow.

Media Technology, Content and Services — revenue is primarily generated from providing data-driven performance marketing technology and services, including personalized online marketing campaigns, to sportsbooks, sports leagues and federations, along with other global brands in the sports ecosystem. Genius typically offers its solutions on a fixed fee basis, which is generally prepaid by customers. Revenue is generally recognized over time as the services are performed using an input method based on costs to secure advertising space. Genius also provides customers with data driven video marketing capabilities, and a suite of technology solutions for digital fan engagement products and free to play (“F2P”) games. Customers subscribe or access these products through hosted service over the contractual term in exchange for a fixed annual fee, subject to certain variable components.

Sports Technology and Services — revenue is primarily generated through the delivery of technology that enables sports leagues and federations to capture, manage and distribute their official sports data, along with other tools and services, including software updates and technical support. These software solutions are tailored for specific sports. In some instances, Genius receives noncash consideration in the form of official sports data and streaming rights, along with other rights, in exchange for these services, particularly to non-Tier 1 sports organizations. Because there is not a readily determinable fair value for these unique data rights, Genius estimates the fair value of noncash consideration based on the standalone selling price of the services promised to customers. Revenue is recognized either ratably over the contract term or as the services are provided, by event or season, depending on the nature of the underlying promised product or service. Genius also provides sports teams and leagues with player tracking systems that capture and produce fast and accurate location data used to power new ways to understand, evaluate, improve and create content their game, enhanced data analytics programs and real-time video augmentation services. Depending on the nature of the underlying product or service, revenue is recognized ratably over the contract term or recognized over time using an output method based on deliverables to the customer.

Costs and Expenses

Cost of revenue. Genius’ cost of revenue includes costs related to (i) amortization of intangible assets, mainly related to Genius’ capitalized internally developed software and acquired intangibles, (ii) fees for third-party data and streaming rights under executory contracts, including stock-based compensation for non-employees, (iii) data collection and production, third-party server and bandwidth and outsourced bookmaking, (iv) advertising costs directly associated with Genius’ Media Technology, Content and Services offerings, and (v) stock-based compensation for employees (including related employer payroll taxes).

Genius believes that its cost of revenue is highly scalable and can be leveraged over the longer term. While key components of cost of revenue, such as server and bandwidth costs and personnel costs related to revenue-generating activities, are variable, Genius expects them to grow at a slower pace than revenue. Other key costs, such as third-party data including those related to Genius’ EPL and NFL contract, are typically fixed.

Sales and marketing. Sales and marketing (“S&M”) expenses consist primarily of sales personnel costs, including compensation, stock-based compensation for employees (including related employer payroll taxes), commissions and benefits, amortization of costs to obtain a contract associated with capitalized commissions costs, event attendance, event sponsorships, association memberships, marketing subscriptions, and third-party consulting fees.

Research and development. Research and development (“R&D”) expenses consist primarily of costs incurred for the development of new products related to Genius’ platform and services, as well as improving existing products and services. The costs incurred included related personnel salaries and benefits, stock-based compensation for employees (including related employer payroll taxes), facility costs, server and bandwidth costs, consulting costs, and amortization of production software costs.

R&D expenses can be volatile between periods, as Genius capitalizes a significant portion of its internally developed software costs, in periods where a product completes the preliminary project stage and it is probable the project will be completed and performed as intended. Capitalized internally developed software costs are typically amortized in cost of revenue.

General and administrative. General and administrative expenses (“G&A”) consist primarily of administrative personnel costs, including executive salaries, bonuses and benefits, stock-based compensation for employees (including related employer payroll taxes), professional services (including legal, regulatory and audit), lease costs and depreciation of property and equipment.

Transaction expenses. Transaction expenses consists primarily of advisory, legal, accounting, valuation, other professional or consulting fees, and bonuses in connection with Genius’ corporate development activities. Direct and indirect transaction expenses in a business combination are expensed as incurred when the service is received.

Loss on fair value remeasurement of contingent consideration. Loss on fair value remeasurement of contingent consideration represents the change in fair value of contingent consideration liabilities related to historical acquisitions. Contingent consideration liabilities are revalued at each reporting period.

Change in fair value of derivative warrant liabilities. Change in fair value of derivative warrant liabilities represents the change in fair value of public warrant liabilities assumed as part of the Merger.

Income tax benefit (expense). Genius accounts for income taxes using the asset and liability method whereby deferred income taxes are recognized for the tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of the assets and liabilities. The provision for income taxes reflects income earned and taxed, mainly in jurisdictions outside the United Kingdom. See Note 14 – Income Taxes, to Genius’ unaudited condensed consolidated financial statements included elsewhere herein.

Gain from equity method investment. Gain from equity method investment represents the Company’s proportionate share of net earnings or losses recognized from the Company’s equity method investments.

Non-GAAP Financial Measures

This report on Form 6-K includes certain non-GAAP financial measures.

Adjusted EBITDA

Genius presents Adjusted EBITDA, a non-GAAP performance measure, to supplement its results presented in accordance with US GAAP. Adjusted EBITDA is defined as earnings before interest, income tax, depreciation and amortization and other items that are unusual or not related to Genius’ revenue-generating operations, including stock-based compensation expense (including related employer payroll taxes), change in fair value of derivative warrant liabilities, remeasurement of contingent consideration and gain or loss on foreign currency.

Adjusted EBITDA is used by management to evaluate Genius’ core operating performance on a comparable basis and to make strategic decisions. Genius believes Adjusted EBITDA is useful to investors for the same reasons as well as in evaluating Genius’ operating performance against competitors, which commonly disclose similar performance measures. However, Genius’ calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any US GAAP financial measure.

The following table presents a reconciliation of Genius’ Adjusted EBITDA to the most directly comparable US GAAP financial performance measure, which is net loss for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
	(dollars, in thousands)
Consolidated net loss	$(21,792)	$(10,298)	$(47,333)	$(35,466)
Adjusted for:
Interest (income) expense, net	(348)	202	(1,014)	(216)
Income tax (benefit) expense	(1,314)	3,952	(214)	4,600
Amortization of acquired intangibles (1)	9,024	10,117	19,228	19,850
Other depreciation and amortization (2)	12,022	7,854	23,248	15,655
Stock-based compensation (3)	17,568	3,624	25,237	14,329
Transaction expenses	1,628	496	2,092	1,324
Litigation and related costs (4)	1,149	608	2,348	1,392
Change in fair value of derivative warrant liabilities	—	—	—	534
Loss on fair value remeasurement of contingent consideration	—	376	—	2,809
Loss (gain) on foreign currency	2,822	(1,496)	3,909	(2,297)
Other (5)	38	215	174	1,178

Adjusted EBITDA	$20,797	$15,650	$27,675	$23,692

(1)

Includes amortization of intangible assets generated through business acquisitions (inclusive of amortization for marketing products, acquired technology, and historical data rights related to the acquisition of a majority interest in Genius in 2018).

(2)

Includes depreciation of Genius’ property and equipment, amortization of contract costs, and amortization of internally developed software and other intangible assets. Excludes amortization of intangible assets generated through business acquisitions.

(3)

Includes restricted shares, stock options, equity-settled restricted share units, cash-settled restricted share units and equity-settled performance-based restricted share units granted to employees and directors (including related employer payroll taxes) and equity-classified non-employee awards issued to suppliers.

(4)	Includes mainly legal and related costs in connection with non-routine litigation.
(5)	Includes expenses incurred related to earn-out payments on historical acquisitions, gain/loss on disposal of assets, severance costs and non-recurring compensation payments.

Operating Results

Three Months Ended June 30, 2024 Compared to the Three Months Ended June 30, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Three Months Ended June 30,		Variance
	2024	2023	In dollars	In %

	(dollars, in thousands)
Revenue	$95,447	$86,847	$8,600	10%
Cost of revenue(1)	67,079	62,173	4,906	8%

Gross profit	28,368	24,674	3,694	15%

Operating expenses:
Sales and marketing(1)	9,661	6,589	3,072	47%
Research and development(1)	7,214	5,812	1,402	24%
General and administrative(1)	30,867	19,618	11,249	57%
Transaction expenses	1,628	496	1,132	228%

Total operating expense	49,370	32,515	16,855	52%

Loss from operations	(21,002)	(7,841)	(13,161)	(168%	)

Interest income (expense), net	348	(202)	550	272%
Loss on disposal of assets	(12)	(11)	(1)	(9%	)
Loss on fair value remeasurement of contingent consideration	—	(376)	376	100%
(Loss) gain on foreign currency	(2,822)	1,496	(4,318)	(289%	)

Total other (expense) income	(2,486)	907	(3,393)	(374%	)

Loss before income taxes	(23,488)	(6,934)	(16,554)	(239%	)

Income tax benefit (expense)	1,314	(3,952)	5,266	133%
Gain from equity method investment	382	588	(206)	(35%	)

Net loss	$(21,792)	$(10,298)	$(11,494)	(112%	)

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Three Months Ended June 30,		Variance
	2024	2023	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$176	$112	$64	57%
Sales and marketing	1,589	245	1,344	549%
Research and development	2,031	389	1,642	422%
General and administrative	13,772	2,878	10,894	379%

Total stock-based compensation	$17,568	$3,624	$13,944	385%

Revenue

Revenue was $95.4 million for the three months ended June 30, 2024 compared to $86.8 million for the three months ended June 30, 2023. Revenue increased $8.6 million, or 10%.

Betting Technology, Content and Services revenue increased $10.3 million, or 18%, to $67.1 million for the three months ended June 30, 2024 from $56.9 million for the three months ended June 30, 2023. New customer acquisitions contributed $12.2 million to the increase, while a further $1.2 million was driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings, offset by a decrease of $3.2 million due to lower customer utilization of Genius’ available event content.

Media Technology, Content and Services revenue was constant at $18.0 million for the three months ended June 30, 2024 and $18.4 million for the three months ended June 30, 2023.

Sports Technology and Services revenue decreased $1.3 million, or 11%, to $10.4 million for the three months ended June 30, 2024 from $11.6 million for the three months ended June 30, 2023. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $3.9 million in the three months ended June 30, 2024 compared to $4.4 million in the three months ended June 30, 2023.

Cost of revenue

Cost of revenue was $67.1 million for the three months ended June 30, 2024, compared to $62.2 million for the three months ended June 30, 2023. The $4.9 million increase in cost of revenue includes a $0.1 million increase in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $4.8 million, which is primarily driven by increased amortization of internally developed software costs, and higher fees paid for data rights.

Data and streaming rights costs were $22.1 million for the three months ended June 30, 2024, compared to $19.5 million for the three months ended June 30, 2023. The $2.6 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $8.8 million for the three months ended June 30, 2024, compared to $7.9 million for the three months ended June 30, 2023. The increase in media direct costs is due to a change in product mix.

Amortization of capitalized software development costs was $10.2 million for the three months ended June 30, 2024, compared to $6.3 million for the three months ended June 30, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $9.9 million for the three months ended June 30, 2024, compared to $10.7 million for the three months ended June 30, 2023.

Sales and marketing

Sales and marketing expenses were $9.7 million for the three months ended June 30, 2024, compared to $6.6 million for the three months ended June 30, 2023. The $3.1 million increase includes a $1.3 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $1.7 million, which is primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $7.2 million for the three months ended June 30, 2024, compared to $5.8 million for the three months ended June 30, 2023. The $1.4 million increase includes a $1.6 million increase in stock-based compensation related to equity awards issued to management and employees, and a $0.4 million decrease in deferred consideration costs related to historical acquisitions. Excluding the impact of stock-based compensation and deferred consideration costs related to historical acquisitions, the increase would have been $0.1 million.

General and administrative

General and administrative expenses were $30.9 million for the three months ended June 30, 2024, compared to $19.6 million for the three months ended June 30, 2023. The $11.2 million increase includes a $10.9 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $0.4 million, which was driven by higher overhead costs.

Transaction expenses

Transaction expenses were $1.6 million for the three months ended June 30, 2024 and $0.5 million for the three months ended June 30, 2023, respectively. Transaction expenses in the three months ended June 30, 2024 related to corporate transactions, primarily the Credit Agreement.

Interest income, net

Interest income, net was $0.3 million for the three months ended June 30, 2024, compared to interest expense, net of $0.2 million for the three months ended June 30, 2023. The movement is primarily due to higher interest rates on cash balances, combined with lower interest expense due to the settlement of the second promissory note in January 2024.

Change in fair value of derivative warrant liabilities

Genius recorded a loss of zero and $0.4 million for the three months ended June 30, 2024 and 2023, respectively, related to historical acquisitions.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $2.8 million and a foreign currency gain of $1.5 million for the three months ended June 30, 2024 and 2023, respectively. The loss in the three months ended June 30, 2024 and gain in the three months ended June 30, 2023 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during that period.

Income tax benefit (expense)

Income tax benefit was $1.3 million for the three months ended June 30, 2024 and income tax expense was $4.0 million for the three months ended June 30, 2023. The income tax benefit in the current period is a result of return to provision adjustments no longer being required in overseas jurisdictions compared to the prior period.

Gain from equity method investment

Gain from equity method investment was $0.4 million and $0.6 million for the three months ended June 30, 2024 and 2023, respectively, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $21.8 million and $10.3 million for the three months ended June 30, 2024 and 2023, respectively.

Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

The following table summarizes Genius’ consolidated results of operations for the periods indicated.

	Six Months Ended June 30,		Variance
	2024	2023	In dollars	In %

	(dollars, in thousands)
Revenue	$215,165	$184,076	$31,089	17%
Cost of revenue(1)	173,990	149,870	24,120	16%

Gross profit	41,175	34,206	6,969	20%

Operating expenses:
Sales and marketing(1)	18,076	13,980	4,096	29%
Research and development(1)	13,835	12,081	1,754	15%
General and administrative(1)	52,452	37,692	14,760	39%
Transaction expenses	2,092	1,324	768	58%

Total operating expense	86,455	65,077	21,378	33%

Loss from operations	(45,280)	(30,871)	(14,409)	(47%	)

Interest income, net	1,014	216	798	369%
Loss on disposal of assets	(19)	(22)	3	14%
Loss on fair value remeasurement of contingent consideration	—	(2,809)	2,809	100%
Change in fair value of derivative warrant liabilities	—	(534)	534	100%
(Loss) gain on foreign currency	(3,909)	2,297	(6,206)	(270%	)

Total other expense	(2,914)	(852)	(2,062)	(242%	)

Loss before income taxes	(48,194)	(31,723)	(16,471)	(52%	)

Income tax benefit (expense)	214	(4,600)	4,814	105%
Gain from equity method investment	647	857	(210)	(25%	)

Net loss	$(47,333)	$(35,466)	$(11,867)	(33%	)

(1)	Includes stock-based compensation (including related employer payroll taxes) as follows:

	Six Months Ended June 30,		Variance
	2024	2023	In dollars	In %

	(dollars, in thousands)
Cost of revenue	$350	$6,091	$(5,741)	(94%	)
Sales and marketing	2,345	813	1,532	188%
Research and development	3,150	830	2,320	280%
General and administrative	19,392	6,595	12,797	194%

Total stock-based compensation	$25,237	$14,329	$10,908	76%

Revenue

Revenue was $215.2 million for the six months ended June 30, 2024 compared to $184.1 million for the six months ended June 30, 2023. Revenue increased $31.1 million, or 17%.

Betting Technology, Content and Services revenue increased $19.4 million, or 16%, to $141.0 million for the six months ended June 30, 2024 from $121.6 million for the six months ended June 30, 2023. New customer acquisitions contributed $20.1 million to the increase, while a further $3.4 million was driven by growth in business with existing customers as a result of price increases on contract renewals and renegotiations powered by Genius’ official data rights strategy, expansion of value-add services, and new service offerings, offset by a decrease of $4.1 million due to lower customer utilization of Genius’ available event content.

Media Technology, Content and Services revenue increased $13.3 million, or 33%, to $53.4 million for the six months ended June 30, 2024 from $40.1 million for the six months ended June 30, 2023, driven by growth in the Americas region, primarily for programmatic advertising services.

Sports Technology and Services revenue decreased $1.6 million, or 7%, to $20.7 million for the six months ended June 30, 2024 from $22.4 million for the six months ended June 30, 2023. Revenue for contracts where Genius receives non-cash consideration in the form of official sports data and streaming rights was $7.3 million in the six months ended June 30, 2024 compared to $7.7 million in the six months ended June 30, 2023.

Cost of revenue

Cost of revenue was $174.0 million for the six months ended June 30, 2024, compared to $149.9 million for the six months ended June 30, 2023. The $24.1 million increase in cost of revenue includes a $5.7 million decrease in stock-based compensation. Excluding the impact of stock-based compensation, cost of revenue would have increased by $29.9 million, which is primarily driven by higher fees paid for data rights, media direct costs and increased amortization of internally developed software costs.

Data and streaming rights costs were $72.7 million for the six months ended June 30, 2024, compared to $58.2 million for the six months ended June 30, 2023. The $14.6 million increase is driven primarily by Genius’s official data rights strategy.

Media direct costs were $27.1 million for the six months ended June 30, 2024, compared to $17.4 million for the six months ended June 30, 2023. The $9.7 million increase is driven primarily by higher programmatic advertising revenues in the Americas.

Amortization of capitalized software development costs was $19.7 million for the six months ended June 30, 2024, compared to $12.6 million for the six months ended June 30, 2023. This increase is driven primarily by Genius’ continued investment in new product offerings which has resulted in increased capitalization of internally developed software costs. Other amortization and depreciation was $20.9 million for the six months ended June 30, 2024, compared to $21.1 million for the six months ended June 30, 2023.

Sales and marketing

Sales and marketing expenses were $18.1 million for the six months ended June 30, 2024, compared to $14.0 million for the six months ended June 30, 2023. The $4.1 million increase includes a $1.5 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $2.6 million, which is primarily driven by higher staff and overhead costs.

Research and development

Research and development expenses were $13.8 million for the six months ended June 30, 2024, compared to $12.1 million for the six months ended June 30, 2023. The $1.8 million increase includes a $2.3 million increase in stock-based compensation related to equity awards issued to management and employees, and a $1.0 million decrease in deferred consideration costs related to historical acquisitions. Excluding the impact of stock-based compensation and deferred consideration costs related to historical acquisitions, the increase would have been $0.5 million, which was primarily due to higher staff costs.

General and administrative

General and administrative expenses were $52.5 million for the six months ended June 30, 2024, compared to $37.7 million for the six months ended June 30, 2023. The $14.8 million increase includes a $12.8 million increase in stock-based compensation related to equity awards issued to management and employees. Excluding the impact of stock-based compensation, the increase would have been $2.0 million, which was driven by higher overhead costs.

Transaction expenses

Transaction expenses were $2.1 million and $1.3 million for the six months ended June 30, 2024 and 2022 respectively. Transaction expenses in the six months ended June 30, 2024 related to corporate transactions including the Credit Agreement.

Interest income, net

Interest income, net was $1.0 million for the six months ended June 30, 2024, compared to $0.2 million for the six months ended June 30, 2023. The movement is primarily due to higher interest rates on cash balances, combined with lower interest expense due to the settlement of the second promissory note in January 2024.

Loss on fair value remeasurement of contingent consideration

Genius recorded a loss of zero and $2.8 million for the six months ended June 30, 2024 and 2023, respectively, related to historical acquisitions.

Change in fair value of derivative warrant liabilities

Change in fair value of derivative warrant liabilities was a loss of zero and $0.5 million for the six months ended June 30, 2024 and 2023, respectively, due to revaluation of the public warrants assumed as part of the Merger. The outstanding public warrants were exercised in full in January 2023.

(Loss) gain on foreign currency

Genius recorded a foreign currency loss of $3.9 million and a foreign currency gain of $2.3 million for the six months ended June 30, 2024 and 2023, respectively. The loss in the six months ended June 30, 2024 and gain in the six months ended June 30, 2023 was mainly due to movements in exchange rates other than the functional currency of Genius’ main operating entities during the year.

Income tax benefit (expense)

Income tax benefit was $0.2 million for the six months ended June 30, 2024 and income tax expense was $4.6 million for the six months ended June 30, 2023. The income tax benefit in the current period is a result of return to provision adjustments no longer being required in overseas jurisdictions compared to the prior period.

Gain from equity method investment

Gain from equity method investment was $0.6 million and $0.9 million for the six months ended June 30, 2024 and 2023, respectively, due to Genius’ share of profits from its equity investment in CFL Ventures.

Net loss

Net loss was $47.3 million and $35.5 million for the six months ended June 30, 2024 and 2023, respectively.

Liquidity and Capital Resources

Genius measures liquidity in terms of its ability to fund the cash requirements of its business operations, including working capital and capital expenditure needs, contractual obligations and other commitments, with cash flows from operations and other sources of funding. Genius’ current working capital needs relate mainly to launching its product offerings and acquiring new data rights in new geographies, as well as compensation and benefits of its employees. Genius’ recurring capital expenditures consist primarily of internally developed software costs and property and equipment (such as buildings, IT equipment, and furniture and fixtures). Genius expects its capital expenditure and working capital requirements to increase as it continues to expand its product offerings, but has not made any firm capital commitments. Genius’ ability to expand and grow its business will depend on many factors, including its working capital needs and the evolution of its operating cash flows.

Genius cannot guarantee that its available cash resources will be sufficient to meet its liquidity needs. Genius may need additional cash resources due to changed business conditions or other developments, including unanticipated regulatory developments, significant acquisitions or competitive pressures. Genius believes that its cash on hand, in addition to amounts available under the Credit Agreement, will be sufficient to meet its working capital and capital expenditure requirements for the next twelve months. To the extent that its current resources are insufficient to satisfy its cash requirements, Genius may need to seek additional equity or debt financing. If the needed financing is not available, or if the terms of financing are less desirable than expected, Genius may be forced to decrease its level of investment in new product launches and related marketing initiatives or to scale back its existing operations, which could have an adverse impact on its business and financial prospects.

Debt

Genius had less than $0.1 million and $7.6 million in debt outstanding as of June 30, 2024 and December 31, 2023, respectively.

As at June 30, 2024, Genius had a $90.0 million Credit Agreement, which was undrawn at the date of this Report on Form 6-K. Subsequent to the reporting period, on July 10, 2024, the Company amended the Credit Agreement to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Other terms including interest and guarantee rates, maturity, and covenants were not amended.

During the second quarter of fiscal year 2024, the Company utilized the Credit Agreement to issue a letter of credit to a supplier to the value of GBP £21.4 million ($27.1 million). The issuance of letters of credit under the terms of the Credit Agreement reduces the available borrowing capacity of the facility but is not considered as a drawdown against the facility, and does not constitute outstanding borrowings of the Company.

As of June 30, 2024 and December 31, 2023, the Company had no outstanding borrowings under the Credit Agreement. As of June 30, 2024 and December 31, 2023, the available facility value was $62.9 million and zero, respectively.

Cash Flows

The following table summarizes Genius’ cash flows for the periods indicated:

	Six Months Ended June 30,
	2024	2023
	(dollars, in thousands)
Net cash used in operating activities	$(1,184)	$(22,710)
Net cash used in investing activities	(26,889)	(20,887)
Net cash used in financing activities	(7,584)	(585)

Operating activities

Net cash used in operating activities was $1.2 million and $22.7 million in the six months ended June 30, 2024 and 2023, respectively. In the six months ended June 30, 2024, sustained revenue growth from betting technology, content and services revenues contributed to an increase in gross profit of $7.0 million. This was offset by a $9.8 million increase in stock-based compensation and a $7.0 million increase in depreciation and amortization, which contributed to an increase of $11.9 million in net loss compared to the six months ended June 30, 2023. The increase in net loss was more than offset by an increase in non-cash items of $18.8 million, which was primarily due to increases in stock-based compensation from the 2024 Employee Inventive Plan, amortization on capitalised software assets, and loss on foreign currency remeasurement. Working capital decreased $25.0 million and $39.6 million for the six months ended June 30, 2024 and 2023, respectively. The reduction in working capital outflows in the six months ended June 30, 2024 was primarily due to a reduction in accounts receivable of $26.9 million from improvements in customer collections, partially offset by an increase in other current assets of $7.2 million, due to deposits with suppliers.

Investing activities

Net cash used in investing activities was $26.9 million and $20.9 million in the six months ended June 30, 2024 and 2023, respectively. In the six months ended June 30, 2024, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $23.9 million and purchases of property and equipment of $4.6 million, offset by distributions from equity method investments of $1.6 million. In the six months ended June 30, 2023, investing cash flows primarily reflected internally developed software costs and purchases of intangible assets of $21.5 million and purchases of property and equipment of $1.0 million, offset by distributions from equity method investments of $1.6 million.

Financing activities

Net cash used in financing activities was $7.6 million and $0.6 million in the six months ended June 30, 2024 and 2023, respectively. In the six months ended June 30, 2024, financing cash flows primarily reflect the settlement of promissory notes of $7.6 million. In the six months ended June 30, 2023, financing cash flows primarily reflect the settlement of promissory notes of $7.4 million, offset by proceeds from the exercise of Public Warrants of $6.8 million.

Critical Accounting Estimates

Preparation of the financial statements requires Genius’ management to make judgments, estimates and assumptions that impact the reported amount of revenue and expenses, assets and liabilities and the disclosure of contingent assets and liabilities. Management considers an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates and assumptions could have a material impact on Genius’ consolidated financial statements. Genius’ significant accounting estimates include the following:

•	Revenue Recognition

•	Internally Developed Software

•	Stock-based Compensation

•	Warrants

•	Income Tax

•	Goodwill Impairment

Recently Adopted and Issued Accounting Pronouncements

Recently issued and adopted accounting pronouncements are described in Note 1 – Description of Business and Summary of Significant Accounting Policies, to Genius’ unaudited condensed consolidated financial statements included elsewhere in this report on Form 6-K.

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable. Genius Sports Limited is an “emerging growth company” as defined in Section 2(a) of the Securities Act of 1933, as amended, and has elected to take advantage of the benefits of this extended transition period. This may make it difficult to compare Genius Sports Limited’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period because of the potential differences in accounting standards used.

Based on the aggregate worldwide market value of our shares of common stock held by non-affiliate stockholders as of June 28, 2024, Genius will become a “large accelerated filer” and lose “emerging growth company” status as of the last day of the current fiscal year, December 31, 2024. Genius will also no longer be exempt from the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, and our independent registered public accounting firm will evaluate and report on the effectiveness of internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market Risk

Genius’ primary and currently only material market risk exposure is to foreign currency exchange. See “Factors Affecting Comparability of Financial Information–Foreign Exchange Exposure” above for additional information about Genius’ foreign currency exposure and sensitivity analysis.

Other Information

Legal Proceedings

In the ordinary course of business, we are involved in various pending and threatened litigation and regulatory matters relating to our operations. We are not currently involved in material legal proceedings. See Note 16 – Commitments and Contingencies to Genius’ condensed consolidated financial statements appearing elsewhere herein.

If accruals are not appropriate, we further evaluate each legal proceeding to assess whether an estimate of the possible loss or range of possible loss can be made. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Risk Factors

There have been no material changes from the risk factors described in the section titled “Risk Factors” in our 2023 20-F, except as described below.

Effective December 31, 2024, we will be a large accelerated filer, which may increase our costs and demands on management.

Based on our public float as of June 28, 2024, we will become a “large accelerated filer” and lose “emerging growth company” status on December 31, 2024. Due to this upcoming transition, we are devoting significant time and efforts to implement and comply with the additional standards, rules and regulations that will apply to us upon becoming a large accelerated filer and losing our emerging growth company status, diverting such time from the day-to-day conduct of our business operations. Compliance with the additional requirements of being a large accelerated filer may also increase our legal, accounting and financial compliance costs. These requirements include, but are not limited to:

•	compliance with the auditor attestation requirements in the assessment of our internal control over financial reporting; and

•

compliance with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements.

Due to the complexity and logistical difficulty of implementing the standards, rules and regulations that apply to a large accelerated filer, there is an increased risk that we may be found to be in non-compliance with such standards, rules and regulations or to have significant deficiencies or material weaknesses in our internal controls over financial reporting. Any failure to maintain effective disclosure controls and internal control over financial reporting could materially and adversely affect our business, results of operations, and financial condition and could cause a decline in the trading price of our ordinary shares.

Recent Developments

Credit Agreement

On July 10, 2024, the Company amended the Credit Agreement (see Note 8 – Debt) to include an additional $30.0 million contribution from Goldman Sachs Bank USA, increasing the total facility size to $120.0 million. Other terms including interest and guarantee rates, maturity, and covenants were not amended.

UK Football Rights Extension

On August 5, 2024, the Company announced the extension of the partnership with Football DataCo Limited, the data rights holder of UK football. The Company will retain the sole official rights to distribute live data from English Premier League, English Football League, and Scottish Professional Football League to global sportsbooks to the end of the 2028-29 season.